                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)
           Rule 13e-3 Transaction Statement Under Section 13(e) of the
                         Securities Exchange Act of 1934
                               (Amendment No. 3)

                         Donna Karan International Inc.
                              (Name of the Issuer)

                         Donna Karan International Inc.
                      LVMH Moet Hennessy Louis Vuitton Inc.
                              DKI Acquisition, Inc.
                                   Donna Karan
        The Stephan Weiss and Donna Karan Alaska Community Property Trust
                     The 2000 Stephan Weiss Revocable Trust
    Trust FBO Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan U/A/D 2/2/96
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                 Class A Common Stock, Par Value $.01 Per Share
                 Class B Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    257826107
                      (CUSIP Number of Class of Securities)

                              --------------------

Lynn E. Usdan                    Bruce G. Ingram                         David L. Bressman
Donna Karan International Inc.   Louise Firestone                        c/o Urban Zen, LLC
550 Seventh Avenue               LVMH Moet Hennessy Louis Vuitton Inc.   570 Seventh Avenue, Suite 703
New York, New York  10018        19 East 57th Street, Fifth Floor        New York, New York  10018
Telephone:  (212) 789-1500       New York, New York  10022               Telephone:  (212) 840-8555
                                 Telephone:  (212) 931-2700

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)
                                 with copies to:

Arnold S. Jacobs             Peter J. Barack                        Paul R. Kingsley
Proskauer Rose LLP           Barack Ferrazzano Kirschbaum Perlman   Davis Polk & Wardwell
1585 Broadway                  & Nagelberg                          450 Lexington Avenue
New York, New York 10036     333 West Wacker Drive, Suite 2700      New York, New York  10017
Telephone:  (212) 969-3000   Chicago, Illinois  60606               Telephone:  (212) 450-4000
                             Telephone: (312) 984-3100

                             Eileen T. Nugent
                             Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, New York  10036
                             Telephone:  (212) 735-3000

                              --------------------

This statement is filed in connection with (check the appropriate box):

      a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
      b. [ ] The filing of a registration statement under the Securities Act of 1933.
      c. [ ] A tender offer.
      d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                               -------------------

                            CALCULATION OF FILING FEE

           Transaction Valuation*                      Amount of Filing Fee
               $240,191,028                                  $48,039

* The transaction valuation was based upon the sum of (a) the product of 22,038,254 shares of Common Stock and the merger consideration of $10.75 per share, (b) the difference between the merger consideration of $10.75 per share and the exercise price per share of each of the 886,431 shares of Common Stock subject to outstanding options, (c) the product of 18 shares of Class A Common Stock and the merger consideration of $10.75 per share and (d) the product of 2 shares of Class B Common Stock and the merger consideration of $10.75 per share.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       $48,039        Filing Party:  Donna Karan
                                                            International Inc.

Form or Registration No.:     Schedule 14A   Date Filed:    May 17, 2001

                        RULE 13E-3 TRANSACTION STATEMENT

                                  INTRODUCTION

      This Amendment No. 3 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by Donna Karan International Inc. ("DKI"), a Delaware corporation, LVMH Moet Hennessy Louis Vuitton Inc. ("LVMH Inc."), a Delaware corporation and an indirect subsidiary of LVMH Moet Hennessy Louis Vuitton S.A. ("LVMH S.A."), a societe anonyme organized under the laws of the Republic of France, DKI Acquisition, Inc. ("DKI Acquisition"), a Delaware corporation and a direct wholly-owned subsidiary of LVMH Inc., and Donna Karan, The Stephan Weiss and Donna Karan Alaska Community Property Trust, The 2000 Stephan Weiss Revocable Trust and Trust FBO Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan U/A/D 2/2/96 (collectively, the "DK/SW Stockholders") in connection with the Agreement and Plan of Merger, dated as of March 31, 2001, as amended (the "Merger Agreement"), by and among DKI, LVMH Inc. and DKI Acquisition.

      The purpose of this final amendment to Schedule 13E-3 is to report that the Merger Agreement was adopted and the merger of DKI Acquisition with and into DKI pursuant to the terms of the Merger Agreement (the "Merger") was approved by the stockholders of DKI at a special meeting of stockholders held on November 27, 2001 (the "Special Meeting") and that the Merger was consummated on November 27, 2001. Pursuant to the Merger Agreement, in the Merger each outstanding share of common stock, par value $.O1 per share, of DKI, Class A common stock, par value $.01 per share, of DKI and Class B common stock, par value $.01 per share, of DKI (collectively, the "Common Stock"), other than shares of Common Stock held in DKI's treasury, held by any wholly-owned subsidiary of DKI, held by LVMH Inc., DKI Acquisition, Sofidiv S.A., a societe anonyme organized under the laws of the Republic of France, or any wholly-owned subsidiary of LVMH Inc. or held by stockholders who perfect their appraisal rights under Delaware law, has been converted into the right to receive $10.75 in cash, without interest, less any applicable withholding taxes. As a result of the Merger, DKI became a direct majority-owned subsidiary of LVMH Inc. and the Common Stock is being delisted from the New York Stock Exchange and deregistered with the Securities and Exchange Commission.

      The terms and conditions of the Merger Agreement are described in the Definitive Proxy Statement of DKI, dated October 26, 2001 (the "Proxy Statement"), which was filed with the Securities and Exchange Commission on October 26, 2001. A copy of the Merger Agreement is attached as Appendices A, A-1 and A-2 to the Proxy Statement.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A
Item 1005

(b) At the Special Meeting, the stockholders of DKI voted to adopt the Merger Agreement and approve the Merger. The Merger Agreement was adopted and the Merger was approved by holders of the Common Stock, in person or by proxy, representing 16,092,388 shares of Common Stock, which was approximately 72.27% in voting power of the shares of Common Stock outstanding on the record date for the Special Meeting. A certificate of merger was filed with the Secretary of State of the State of Delaware and the Merger became effective on November 27, 2001. Holders of the Common Stock are being sent a letter of transmittal instructing them on the procedures for surrendering their stock certificates and receiving payment for their shares of Common Stock.

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A
Item 1006

(c)(1)      The Merger was consummated on November 27, 2001.

Item 16. Exhibits.

Regulation M-A
Item 1016

(a) Definitive Proxy Statement of Donna Karan International Inc. is incorporated herein by reference.

(b)         Not applicable.

(c)(1) Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated April 2, 2001 (included as Appendix B to the Proxy Statement and incorporated herein by reference).

(c)(2)* Materials presented by Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee and the Donna Karan International Inc. Board of Directors on March 30, 2001.

(c)(3)* Written materials presented by Goldman, Sachs & Co. to senior management of LVMH Moet Hennessy Louis Vuitton Inc. on November 27, 2000.

(c)(4)* Written materials presented by Goldman, Sachs & Co. to senior management of LVMH Moet Hennessy Louis Vuitton Inc. between February 9, 2001 and March 9, 2001.

(c)(5)* Materials presented by Merrill Lynch to the Special Committee on January 18, 2001.

(c)(6)* Discussion materials presented by Credit Suisse First Boston to the DK/SW Stockholders on September 20, 2000.

(c)(7)* Materials presented by plaintiffs' financial advisor to the Special Committee's advisors on March 21, 2001.

(d)(1) Registration Rights Agreement, dated as of June 10, 1996, among Donna Karan International Inc., Donna Karan, Stephan Weiss, the trust under trust agreement for the benefit of Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan, the trust under trust agreement for the benefit of Donna Karan, Gabrielle Studio, Inc., Takihyo Inc., Tomio Taki, Frank R. Mori, Christopher Mori and Heather Mori (incorporated herein by reference to Exhibit 10.4 to Donna Karan International Inc.'s Registration Statement on Form S-1, dated June 27, 1996).

(d)(2) Stockholders Agreement, dated as of June 10, 1996, among Donna Karan International Inc., Donna Karan, Stephan Weiss, the trust under trust agreement for the benefit of Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan, the trust under trust agreement for the benefit of Donna Karan, Gabrielle Studio, Inc., Takihyo Inc., Tomio Taki, Frank
            R. Mori, Christopher Mori and Heather Mori (incorporated herein by reference to Exhibit 10.10 to Donna Karan International Inc.'s Registration Statement on Form S-1, dated June 27, 1996).

(d)(3)* Voting Agreement, dated as of July 3, 1996, among Donna Karan International Inc., Donna Karan, Stephan Weiss, Tomio Taki and Frank
            R. Mori.

(d)(4) Agreement, dated as of December 15, 2000, by and among Donna Karan, Stephan Weiss, Trust FBO Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan U/A/D 2/2/96 and LVMH Moet Hennessy Louis Vuitton Inc., together with Annex A, attached thereto as redacted, as assigned to Karma Acquisition, Inc. by Assignment dated January 11, 2001 (included as Appendix D to the Proxy Statement and incorporated herein by reference).

(d)(5) Voting Agreement, dated as of March 31, 2001, by and among Donna Karan International Inc., LVMH Moet Hennessy Louis Vuitton Inc., DKI Acquisition, Inc., Donna Karan, Stephan Weiss, Trust FBO Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan U/A/D 2/2/96, The 2000 Stephan Weiss Revocable Trust and The Stephan Weiss and Donna Karan Alaska Community Property Trust (incorporated herein by reference to Exhibit B to the Schedule 13D/A (Amendment No. 4) with respect to Donna Karan International Inc. filed by Donna Karan, Stephan Weiss, Trust FBO Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan U/A/D 2/2/96, The 2000 Stephan Weiss Revocable Trust and The Stephan Weiss and Donna Karan Alaska Community Property Trust, dated April 2,
            2001).

(d)(6) Voting Agreement, dated as of March 31, 2001, by and among LVMH Moet Hennessy Louis Vuitton Inc., DKI Acquisition, Inc., Frank R. Mori, Tomio Taki and Takihyo Inc. (incorporated herein by reference to Exhibit A to the Schedule 13D/A (Amendment No. 1) with respect to Donna Karan International Inc. filed by Takihyo Inc., dated
            April 13, 2001).

(d)(7) Exchange and Option Agreement, dated as of March 31, 2001, by and among LVMH Moet Hennessy Louis Vuitton Inc., DKI Acquisition, Inc., Karma Acquisition, Inc., Donna Karan, Stephan Weiss, Trust FBO Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan U/A/D 2/2/96, The 2000 Stephan Weiss Revocable Trust and The Stephan Weiss and Donna Karan Alaska Community Property Trust (incorporated herein by reference to Exhibit C to the Schedule 13D/A (Amendment No. 4) with respect to Donna Karan International Inc. filed by Donna Karan, Stephan Weiss, Trust FBO Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan U/A/D 2/2/96, The 2000 Stephan Weiss Revocable Trust and The Stephan Weiss and Donna Karan Alaska Community Property Trust, dated April 2,
            2001).

(f) Section 262 of the Delaware General Corporation Law (included as Appendix C to the Proxy Statement and incorporated herein by reference).

(g)         Not applicable.

------------
*  Previously filed.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          DONNA KARAN INTERNATIONAL INC.


                                          By: /s/ Giuseppe Brusone
                                              ----------------------------------
                                          Name:  Giuseppe Brusone
                                          Title: President and Chief
                                                 Executive Officer

                                          LVMH MOET HENNESSY LOUIS VUITTON INC.


                                          By: /s/ Bruce G. Ingram
                                              ----------------------------------
                                          Name:  Bruce G. Ingram
                                          Title: Senior Vice President

                                          DKI ACQUISITION, INC.


                                          By: /s/ Bruce G. Ingram
                                              ----------------------------------
                                          Name:  Bruce G. Ingram
                                          Title: President

                                          DONNA KARAN


                                          By: /s/ Donna Karan
                                              ----------------------------------

                                          THE STEPHAN WEISS AND DONNA KARAN
                                          ALASKA COMMUNITY PROPERTY TRUST


                                          By: /s/ Arnold Cohen
                                              ----------------------------------
                                          Name:  Arnold Cohen
                                          Title: Investment Trustee


                                          By: /s/ Donna Karan
                                              ----------------------------------
                                          Name:  Donna Karan
                                          Title: Investment Trustee

                                          THE 2000 STEPHAN WEISS REVOCABLE
                                          TRUST


                                          By: /s/ David L. Bressman
                                              ----------------------------------
                                          Name:  David L. Bressman
                                          Title: Trustee


                                          By: /s/ Jonathan G. Blattmachr
                                              ----------------------------------
                                          Name:  Jonathan G. Blattmachr
                                          Title: Trustee

                                          TRUST FBO LISA WEISS KEYES, COREY
                                          WEISS AND GABRIELLE KARAN U/A/D 2/2/96


                                          By: /s/ David L. Bressman
                                              ----------------------------------
                                          Name:  David L. Bressman
                                          Title: Trustee


Dated: November 28, 2001